Management’s Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2010 Compared with Six Months Ended June 30, 2009

Revenues.  Total revenues in the first six months of 2010 increased by 95% to $9.0 million from $4.6 million in the first six months of 2009.  Revenues from Products increased by 135% to $8.0 million in the first six months of 2010 from $3.4 million in the first six months of 2009, reflecting the beginning of a recovery in most markets and the increased pressure on the telecom networks felt by telecom companies in response to the increasing usage of mobile data applications. Revenues from Warranty decreased by 18% to $1.0 million in the first six months of 2010 from $1.2 million in the first six months of 2009, mainly due to the decrease in the renewal rate of our legacy network protocol analyzer product lines. In October 2009, the FASB amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple deliverable revenue arrangements. We elected to early adopt these accounting guidance at the beginning of our first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after January 1, 2010. Net Sales for the first six months of 2010 on a pro forma basis as if the previous accounting guidance used during 2009 was in effect would have been lower by $0.3 million than the first six months of 2010 as reported.

Cost of sales.  Our cost of sales increased by 64% to $3.0 million in the first six months of 2010 from $1.8 million in the first six months of 2009. Cost of sales from products increased by 74% to $2.7 million in the first six months of 2010 from $1.6 million in the first six months of 2009, mainly due to higher sales in the first six months of 2010 compared to the first six months of 2009. Cost of products as a percentage of revenues from products decreased as the fixed cost component has less affect as the total cost of sales increases.  Cost of sales from warranty was at the same level as the first six months of 2009. Gross margins increased by 6.5% to 66.5% in the first six months of 2010 from 60% in the first six months of 2009 mainly due to improvement in the performance and capacity of our solutions while reducing their costs and the decreasing of our manufacturing costs of our hardware.

Research and Development.  Research and development expenses for the first six months of 2010 were at substantially the same level as the first six months of 2009.

Sales and Marketing.  Sales and Marketing expenses increased by 5% to $3.1 million in the first six months of 2010 from $2.9 million in the first six months of 2009, mainly due to the increase in the number of employees and the expansion of offices abroad.

General and Administrative.  General and administrative expenses decreased by 23.9% to $0.6 million in the first six months of 2010 from $0.8 million in the first six months of 2009.This decrease is mainly attributable to a decrease of $0.2 million in allowance for doubtful accounts, due to doubtful debts which were collected.

Financial Expenses, Net.  Financial Expenses net increased by 1,800% to $0.8 million in the first six months of 2010 from $42,000 in the first six months of 2009. This increase is mainly attributable to a financial expense of $0.5 million in the first six months of 2010 derived from the mark-to-market of outstanding warrant based on their exercise price of $2.56 per warrant share, which is well below the Company’s share price of $5.00 as of the close of trade on NASDAQ on June 30, 2010. On July 9, 2010 we received a letter from Plenus, the venture lender, irrevocably waiving its contractual right to the anti-dilution down-round protection of the shares covered by the warrant. Consequently the warrant will cease to be marked to market from such date going forward.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2010, we had $2.4 million in cash and cash equivalents. We also had a $0.5 million outstanding loan from Plenus which we fully re-paid in September 2010.

Net cash used in operating activities was approximately $30,000 in the first six months of 2010 compared to $1.1 million net cash provided by operating activities in the first six months of 2009. The positive net cash flow in 2009 was primarily due to a decrease of $3.5 million in trade receivables. Net cash used in investing activities was approximately $13,000 in the first six months of 2010 compared to $6,000 in the first six months of 2009, all due to capital expenditures. Net cash used in financing activities was approximately $0.8 million in the first six months of 2010 compared to $0.7 million in the first six months of 2009 all due to payments of the long-term loan.

CERTAIN CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as updated where applicable in Note 3 herein, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

The changes to our accounting policies since December 31, 2009 are described below. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met:

•	When persuasive evidence of an arrangement exists. Contracts and customer purchase orders are generally used to determine the existence of an arrangement

•	Delivery has occurred. Shipping documents and customer acceptance, when applicable, are used to verify delivery

•
The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

•
Collectibility is reasonably assured. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met.

In October 2009, the FASB amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple deliverable revenue arrangements to:

i)	provide updated guidance on whether multiple deliverables exist, and on how the deliverables in an arrangement should be separated and how the consideration should be allocated;

ii)
require an entity to allocate revenue in an arrangement using estimated selling prices (ESP) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (VSOE) or third-party evidence of selling price (TPE); and

iii)	eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to early adopt this accounting guidance at the beginning of our first quarter of fiscal 2010 on a prospective basis for applicable transactions originating or materially modified after January 1, 2010.

The amount of product and service revenue recognized in a given period is affected by our judgment as to whether an arrangement includes multiple deliverables and, if so, our determinations surrounding whether VSOE exists. In the certain limited circumstances when VSOE does not exist, we then apply judgment with respect to whether we can obtain TPE. Generally, we are not able to determine TPE because our strategy differs from that of our peers. In the limited number of circumstances in which we are unable to establish selling price using VSOE or TPE, we will use ESP in our allocation of arrangement consideration. We determine VSOE based on its normal pricing and discounting practices for the specific product or service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for a product or service fall within a reasonably narrow pricing range. In determining ESP, we apply significant judgment as we weigh a variety of factors, based on the facts and circumstances of the arrangement. We typically arrive at an ESP for a product or service that is not sold separately by considering company specific factors such as internal costs, gross margin objectives, pricing practices used to establish bundled pricing, and existing portfolio pricing and discounting. There were no material impacts during the period nor do we currently expect a material impact in future periods from changes in VSOE, TPE, or ESP.

RISK FACTORS
There are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Reference is made to “Quantitative and Qualitative Disclosures About Market Risk” (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2009.

LEGAL PROCEEDINGS
Not applicable.